[GALAXY ENERGY CORPORATION LETTERHEAD]





October 3, 2005


Mr. H. Roger Schwall, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:      GALAXY ENERGY CORPORATION
         AMENDMENT NO. 3 TO REGISTRATION STATEMENT ON FORM S-3
         FILE NO. 333-126310

Dear Mr. Schwall:

Galaxy Energy Corporation hereby withdraws its request for acceleration of the effective date of the registration statement to September 30, 2005, as contained in a letter dated September 28, 2005, and hereby submits this new request for acceleration.

On behalf of Galaxy Energy Corporation, I hereby request acceleration of the effective date of the amendment no. 3 to the above-referenced registration statement to October 3, 2005, at 4:30 p.m. Eastern Time, or the earliest practicable date thereafter.

In making this request, Galaxy Energy Corporation (the "Company") acknowledges that:
   o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
   o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
   o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ MARC E. BRUNER

Marc E. Bruner
President